EXHIBIT 16.1

July 25, 2007

Office of the Chief Accountant
SECPS Letter File
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: OmniReliant Holdings, Inc.
       Commission File Reference No. 000-51599

Dear Sir or Madam:

We were previously the principal accountants for OmniReliant Holdings, Inc. for the period from December 15, 2006, through July 20, 2007. We have not reported on the financial statements of the Company as of June 30, 2007, or conducted any other audit services for the Company. On July 20, 2007, we resigned as principal accountant.

We have read the statements of OmniReliant Holdings, Inc. included in Item 4.01(a) of the Form 8-K dated July 20, 2007, to be filed regarding the recent change of auditors with the Securities and Exchange Commission. We agree with such statements regarding our firm. We have no basis to agree or disagree with other statements made under Item 4.

Very truly yours, Herman, Lagor, Hopkins & Meeks, P.A.

Richard M. Herman, CPA
President